EXHIBIT 99.1

Qiao Xing Universal Telephone: Chairman’s Message on Disclosure

Practice and On-going Business

      HUIZHOU, Guangdong, China, March 28 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) made public today the Chairman’s message on the Company’s disclosure practice and on-going business.

      Message by Mr. Wu Rui Lin, Chairman of XING:

      “I would like to take this opportunity to provide our shareholders with a brief update on the business. First, as previously reported the Company expects to post positive earnings per share (EPS) for the year ended December 31, 2004 when it issues its year-end results. The earnings release for the full-year 2004 will be issued within the time frame set by the SEC and NASDAQ. Prior to the filing of Form 20-F, the Company will post a notice to inform the public of the release date.

      “In its yearly Form 20-F the Company provides an annual report that includes a full set of detailed financial statements. As for quarterly reporting, although as a foreign issuer it is not obligated to do so, the Company will continue to release certain key financial data for Q1, Q2 and Q3, in accordance with the practice of voluntary disclosure it has followed since the first quarter of 2004.

      “I would like to reiterate that XING’s business fundamentals remain strong, and the Company anticipates significant growth in sales revenue and net income for 2005. Our subsidiary CEC Telecom Co., Ltd. (“CECT”), ranked the fastest growing local player in China’s mobile phone handset market in the second half of 2004, is well positioned to place among the top five local mobile phone handset manufacturers in terms of market share in 2005. This growth will be driven by its proven R&D capabilities and a 3G program, which is ready to be launched. The Flame Storm Marketing Campaign that kicked off last September continues, and CECT continues to launch its latest trendy mobile phones to the market, with a new launch occurring on an average of two per month.

      “The ‘COSUN’ brand low-end mobile phone business, which is conducted under XING’s subsidiary, Hui Zhou Qiao Xing Communication Industry, Ltd., is developing well and is expected to realize sales volume of one million GSM mobile phones in 2005, a substantial increase over 2004. As for XING’s indoor telephone business, the Company expects to further consolidate its leading position among local Chinese players, and anticipates big volume sales will continue in 2005 to major international players like Samsung’s subsidiary, Novita, a deal we announced in January. In addition, XING is now diversifying into other consumer electronics area by launching such products as cable television set-top-boxes designed for Cable Digital Television services, which is expected to bring additional revenue of about US$20M within 12 months of the first shipment.

      “Lastly, XING recently raised funds of approximately USD$10 million from the sale of common stock to two institutional investors, strengthening its equity base for further business growth.”

      About Qiao Xing Universal Telephone, Inc.

      Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $222 million in 2003. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and DVD players. XING currently distributes over 200 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .

      Forward-looking statements

      This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

For more information, please contact:

Rick Xiao, IR Director,
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-282-0268
Email: rickxiao@qiaoxing.com

U.S. Investor Contact:

Denise Roche/ David Pasquale,
The Ruth Group
Tel: +1-646-536-7008/7006
Email: droche@theruthgroup.com or dpasquale@theruthgroup.com

SOURCE Qiao Xing Universal Telephone, Inc.